UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  February 13, 2014

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____         Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: February 13, 2014	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: February 13, 2014
14-4-TR

TECK REPORTS UNAUDITED FOURTH QUARTER RESULTS FOR 2013

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK, (“Teck”)) reported annual adjusted profit attributable to shareholders of $1.0 billion, or $1.74 per share, compared with $1.8 billion or $3.03 per share in 2012. Fourth quarter adjusted profit attributable to shareholders was $227 million, or $0.40 per share, compared with $409 million, or $0.70 per share, in the fourth quarter of 2012.

"We were pleased with our operating performance in 2013," said Don Lindsay, President and CEO. “We achieved record annual steelmaking coal sales, had record throughput at three of our mines, implemented approximately $360 million in savings from our cost reduction program and, with our partners, announced that we are proceeding with the construction of the Fort Hills oil sands project. However, prices for all of our key products were down compared to last year, resulting in lower profits and cash flows than in 2012.”

Highlights and Significant Items

•
Gross profit before depreciation and amortization in 2013 was $3.7 billion compared with $4.5 billion in 2012. Gross profit before depreciation and amortization was $875 million in the fourth quarter compared with $1.1 billion in the fourth quarter of 2012.

•
Cash flow from operations, before working capital changes, was $2.6 billion in 2013 compared with $3.7 billion last year. Cash flow from operations, before working capital changes, was $636 million in the fourth quarter compared with $862 million a year ago.

•
Profit attributable to shareholders was $961 million in 2013 compared with $1.1 billion in 2012. Profit attributable to shareholders was $232 million in the fourth quarter of 2013 compared with $200 million in the same period last year.

•
To date we have reached agreements with our coal customers to sell 5.9 million tonnes of coal in the first quarter of 2014 and we expect total sales in the first quarter, including spot sales, to be at or above 6.3 million tonnes.

•	Our cash balance was $2.5 billion at February 12, 2014.

 All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

 Additional corporate information is available at www.teck.com

•	We achieved a number of significant operating and sales records in the quarter and year, including:

o	record annual coal sales of 26.9 million tonnes as a result of increased global steel production;
o	new quarterly record copper production at 105,000 tonnes in the fourth quarter; and
o	record annual throughput at Greenhills, Antamina, Carmen de Andacollo and Red Dog.

•	At Highland Valley Copper, the mill optimization project achieved substantial mechanical completion in the quarter and commissioning of the new flotation facility has commenced.

•
We continue to implement our cost reduction program and to date our existing operations have identified over $380 million of annual, ongoing potential costs savings at constant production levels, of which $360 million have been implemented.

•
In October 2013, we and our partners Suncor Energy Inc. and Total E&P Canada Ltd. announced that we are proceeding with the construction of the Fort Hills oil sands project. The mine has an expected life of greater than 50 years, which meets our strategic goal of developing long life assets in stable jurisdictions.

•	On November 20 we announced an eligible dividend of $0.45 per share on our outstanding Class A common shares and Class B subordinate voting shares to be paid on January 2, 2014.

•
On January 21, 2014, we were ranked as one of the Global 100 Most Sustainable Corporations for 2014 by media and investment research company, Corporate Knights. This is the second consecutive year we have been included on the list.

•
Since mid-2013, the Canadian/U.S. dollar exchange rate has moved significantly in our favour. At the current exchange rate, EBITDA would be positively impacted by approximately $500 million if the current rate continues for the balance of 2014.

2     Teck Resources Limited 2013 Fourth Quarter News Release

This news release is dated as at February 13, 2014. Unless the context otherwise dictates, a reference to “Teck,” “the company,” “us,” “we,” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2012, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Profits are lower than last year as a result of lower prices for all of our principal products, especially coal. Coal and copper prices declined by 23% and 8%, respectively, on an annual basis and 11% and 10% in the fourth quarter compared with the same period a year ago.

For 2013 we exceeded our production targets for the year and compared with 2012 production level our coal and zinc production both rose by 4%, while copper was lower by 2% due to lower ore grades, which were partially offset by mill throughput increases at most of our mines.

We continue to focus on our cost reduction program at all of our sites. We have identified over $380 million of potential ongoing, annual operating cost savings across the company, of which $360 million have been implemented. An additional $150 million of one-time cost savings and deferrals have also been identified and implemented. We note that while we have achieved significant efficiencies through this program, there are offsetting factors such as lower grades, increased waste haul distances, higher fuel prices and contractual labour rate increases which tend to offset these cost control measures, and that some of these will become more significant as mining progresses at each of our sites.

In October 2013, we and our partners Suncor and Total announced that we are proceeding with the construction of the Fort Hills oil sands project. The mine has an expected life of greater than 50 years, which meets our strategic goal of developing long life assets in stable jurisdictions. Planned capacity is 180,000 barrels per day of which our 20% share would be 36,000 barrels per day. First oil is planned for the end of 2017 with a ramp up to 90% of capacity within 12 months. Our share of the fully escalated capital cost is expected to be $2.94 billion.

We continue to review our capital spending on other projects and in respect of sustaining capital, reducing these amounts where we consider it prudent to do so.

3     Teck Resources Limited 2013 Fourth Quarter News Release

Profit and Adjusted Profit*

Adjusted profit, which excludes the effect of certain transactions described in the table below, was $227 million, or per $0.40 share, in the fourth quarter of 2013 compared with $409 million, or $0.70 per share, in the same period a year ago. The decline in adjusted profit was primarily due to lower prices for our products, a decline in zinc and copper sales volumes due to timing of shipments and higher unit costs at our coal operations.

Profit attributable to shareholders was $232 million, or $0.40 per share, in the fourth quarter compared with $200 million or $0.34 per share in the same period last year. Profit last year was affected by a $259 million after-tax charge related to the refinancing of our remaining high-yield notes.

	Three months ended December 31,		Year ended December 31,
($ in millions)	2013	2012	2013	2012

Profit attributable to shareholders as reported	$232	$200	$961	$1,068
Add (deduct):
Asset sales and provisions	(36)	4	(9)	(39)
Foreign exchange (gains) losses	(2)	(1)	11	20
Derivative gains	2	(3)	-	(98)
Collective agreement charges	-	11	-	70
Financing items	-	259	-	784
Asset impairments and other	31	-	31	-
Tax items	-	(61)	10	(29)
Adjusted profit*	$227	$409	$1,004	$1,776

Adjusted earnings per share*	$0.40	$0.70	$1.74	$3.03

*	This is a non-GAAP financial measure. See “Use Of Non-GAAP Financial Measures” for more information.

4     Teck Resources Limited 2013 Fourth Quarter News Release

Business Unit Results

Our business unit results are presented in the tables below.

Three Months ended December 31

($ in millions)	Revenues		Gross profit before depreciation and amortization*		Gross profit
	2013	2012	2013	2012	2013	2012

Copper	$762	$895	$384	$463	$269	$355
Coal	963	1,010	352	435	167	304
Zinc	649	824	138	194	110	165
Energy	2	1	1	2	-	1
Total	$2,376	$2,730	$875	$1,094	$546	$825

Gross profit before depreciation and amortization from our copper business unit in the fourth quarter decreased by $79 million compared with a year ago. The decrease was primarily a result of lower realized copper prices, reduced by-product revenues and a 7% decrease in sales volumes due to the timing of shipments, which was behind production. These items were partly offset by lower operating costs, particularly at our Quebrada Blanca and Carmen de Andacollo Operations. Copper production in the fourth quarter was 105,000 tonnes, which was a new quarterly production record, compared with 103,000 tonnes a year ago and an increase of 15% from the third quarter of 2013. The higher production is a result of record mine and mill throughput at Antamina and improved production from Quebrada Blanca. Cash unit costs in the fourth quarter of 2013, before and after by-product credits, were US$1.90 and US$1.57 per pound, respectively. This compares with cash unit costs, before and after by-product credits, of US$2.08 and US$1.58 per pound, respectively, in the fourth quarter of 2012.

In our coal unit, gross profit before depreciation and amortization in the fourth quarter declined by $83 million compared with last year due primarily to lower realized coal prices and increased unit operating costs. Production in the fourth quarter was 6.7 million tonnes, or 5% higher than in the same period in 2012. Sales volumes of 6.5 million tonnes in the fourth quarter reflect continued demand for our products from customers in all market areas and were slightly ahead of levels a year ago. For the year, sales volumes of 26.9 million tonnes represent a record for the coal operations, 2.9 million tonnes above 2012 and 1.9 million tonnes above the previous high in 2004. Coal prices were 11% lower than a year ago and averaged US$142 per tonne in the fourth quarter. The lower coal price was partially offset by the effect of the stronger U.S. dollar. The cost of product sold in the fourth quarter, before transportation and depreciation charges, was $6 per tonne higher than the same period a year ago due to higher fuel costs, contracted labour rate increases and the completion of deferred maintenance activities. Operating costs also included a $3 per tonne charge related to the write-down of thermal coal inventories which forms a small portion of our production. Depreciation and amortization, before the inventory write-downs noted above, rose by $7 per tonne as a result of increasing amortization for capitalized stripping costs and new capital equipment investments made during the year, which are now being depreciated.

*	This is a non-GAAP financial measure. See “Use Of Non-GAAP Financial Measures” for more information.

5     Teck Resources Limited 2013 Fourth Quarter News Release

Gross profit before depreciation and amortization from our zinc business unit decreased by $56 million to $138 million in the fourth quarter compared with a year ago as a result of substantially lower sales volumes from Red Dog due to the timing of shipments. In 2012, poor weather in the third quarter caused delays to shipments originally scheduled for the third quarter which were then deferred to the fourth quarter. Trail’s refined zinc production increased 3% from a year ago due to better roaster throughput and improved operating efficiencies. Refined lead and silver production was lower in the fourth quarter compared with a year ago, as throughput from the KIVCET lead furnace was affected by a series of production interruptions. Zinc and lead production from Red Dog in the fourth quarter was similar to a year ago.

Revenues

Revenues from operations were $2.4 billion in the fourth quarter compared with $2.7 billion a year ago. Revenues from our copper business unit decreased by $133 million from a year ago as a result of softer copper prices, reduced by-product revenues and lower sales volumes due to timing of shipments. Coal revenues decreased by $47 million compared with the fourth quarter of 2012 primarily due to weaker coal prices. Revenues from our zinc business unit decreased by $175 million compared with a year ago. The decrease was primarily due to substantially lower silver revenues from Trail and a 22% decrease in Red Dog’s zinc sales volumes. The effect of the stronger U.S. dollar in the fourth quarter compared with a year ago partly offset the declines in commodity prices.

Average Prices and Exchange Rates*

	Three months			Year ended
	ended December 31,			December 31,
	2013	2012	% Change	2013	2012	% Change

Copper (LME Cash - US$/pound)	3.24	3.59	-10%	3.32	3.61	-8%
Coal (realized - US$/tonne)	142	159	-11%	149	193	-23%
Zinc (LME Cash - US$/pound)	0.86	0.88	-2%	0.87	0.88	-1%
Silver (LME PM fix – US$/ounce)	21	33	-36%	24	31	-23%
Molybdenum (published price - US$/pound)	10	11	-9%	10	13	-23%
Lead (LME Cash - US$/pound)	0.96	1.00	-4%	0.97	0.94	+3%
CAD/U.S. exchange rate (Bank of Canada)	1.05	0.99	+6%	1.03	1.00	+3%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

6     Teck Resources Limited 2013 Fourth Quarter News Release

Our year-to-date business unit results are presented in the table below:

Year ended December 31

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2013	2012	2013	2012	2013	2012

Copper	$2,853	$3,142	$1,391	$1,601	$988	$1,240
Coal	4,113	4,647	1,729	2,405	1,007	1,892
Zinc	2,410	2,550	534	497	429	391
Energy	6	4	5	4	2	1
Total	$9,382	$10,343	$3,659	$4,507	$2,426	$3,524

7     Teck Resources Limited 2013 Fourth Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our production and sales of our major products.

	Units (000's)	Production				Sales
		Fourth Quarter		Year-to-date		Fourth Quarter		Year-to-date
(note 1)		2013	2012	2013	2012	2013	2012	2013	2012

Principal products

Copper
Contained in concentrate	tonnes	88	88	304	307	83	90	303	305
Cathode	tonnes	17	15	60	66	16	16	59	67
		105	103	364	373	99	106	362	372

Coal	tonnes	6,667	6,358	25,622	24,652	6,480	6,422	26,911	23,989

Zinc
Contained in concentrate	tonnes	158	157	623	598	166	207	578	578
Refined	tonnes	69	67	290	284	73	67	294	287

Other products
Lead
Contained in concentrate	tonnes	25	26	97	95	40	50	100	96
Refined	tonnes	21	24	86	88	22	23	85	88

Molybdenum
Contained in concentrate	pounds	2,236	3,040	8,322	12,692	2,220	3,620	8,386	13,016

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo Operations in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

8     Teck Resources Limited 2013 Fourth Quarter News Release

REVENUES AND GROSS PROFIT
QUARTER ENDED DECEMBER 31

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit (loss)
	2013	2012	2013	2012	2013	2012

Copper
Highland Valley Copper	$220	$314	$110	$171	$86	$136
Antamina	250	257	180	191	168	174
Quebrada Blanca	111	119	36	9	(8)	(17)
Carmen de Andacollo	140	174	59	72	33	50
Duck Pond	40	31	(2)	15	(11)	7
Other	1	-	1	5	1	5
	762	895	384	463	269	355

Coal (note 1)	963	1,010	352	435	167	304

Zinc
Trail	428	499	33	25	20	13
Red Dog	280	376	109	170	94	153
Other	2	1	(4)	(1)	(4)	(1)
Inter-segment sales	(61)	(52)	-	-	-	-
	649	824	138	194	110	165

Energy	2	1	1	2	-	1

TOTAL	$2,376	$2,730	$875	$1,094	$546	$825

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River Operations, and have a 95% partnership interest in the Elkview Mine and an 80% interest in the Greenhills Operations.

9     Teck Resources Limited 2013 Fourth Quarter News Release

REVENUES AND GROSS PROFIT
YEAR ENDED DECEMBER 31

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit (loss)
	2013	2012	2013	2012	2013	2012

Copper
Highland Valley Copper	$882	$1,012	$408	$530	$297	$415
Antamina	822	897	596	682	549	644
Quebrada Blanca	422	499	121	115	3	16
Carmen de Andacollo	606	597	244	227	150	144
Duck Pond	113	130	19	42	(14)	16
Other	8	7	3	5	3	5
	2,853	3,142	1,391	1,601	988	1,240

Coal (note 1)	4,113	4,647	1,729	2,405	1,007	1,892

Zinc
Trail	1,751	1,865	112	59	61	9
Red Dog	874	892	418	440	364	384
Other	13	7	4	(2)	4	(2)
Inter-segment sales	(228)	(214)	-	-	-	-
	2,410	2,550	534	497	429	391

Energy	6	4	5	4	2	1

TOTAL	$9,382	$10,343	$3,659	$4,507	$2,426	$3,524

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River Operations, have a 95% partnership interest in the Elkview Mine and an 80% joint venture interest in the Greenhills Operation.

10     Teck Resources Limited 2013 Fourth Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Tonnes milled (000's)	11,750	11,660	44,861	45,383

Copper
Grade (%)	0.33	0.36	0.29	0.30
Recovery (%)	86.8	88.4	85.9	86.7
Production (000's tonnes)	33.7	37.4	113.2	116.3
Sales (000's tonnes)	28.4	36.8	111.6	117.0

Molybdenum
Production (million pounds)	1.7	2.5	6.1	10.0
Sales (million pounds)	1.6	3.1	6.2	10.0

Cost of sales ($ millions)
Operating	$101	$131	$440	$445
Distribution	$9	$12	$34	$37
Depreciation and amortization	$24	$35	$111	$115

Gross profit summary ($ millions) (note 1)
Before depreciation and amortization	$110	$171	$408	$530
Depreciation and amortization	(24)	(35)	(111)	(115)
After depreciation and amortization	$86	$136	$297	$415

(1)	Results do not include a provision for the 2.5% non-controlling interest in Highland Valley Copper.

Highland Valley Copper's fourth quarter gross profit declined by $61 million, before depreciation and amortization, primarily due to lower copper prices and lower sales volumes of both copper and molybdenum.

Copper ore grades mined in the fourth quarter were higher than previously expected leading to a strong production quarter, although grades were not as high as the fourth quarter of 2012. Average copper grades in 2014 are expected to be similar to 2013, with lower grades expected in the first half of the year. Mill throughput was strong in the fourth quarter at 128,000 tonnes per day benefitting from the new pebble crushing facility commissioned in the third quarter. Molybdenum production declined to 1.7 million pounds from 2.5 million pounds a year ago primarily due to lower ore grades.

Operating costs in the fourth quarter of $101 million decreased as a function of the lower sales volumes in the period. Cost improvement initiatives were successful in offsetting other cost pressures associated with shutdown work and higher labour and material costs in the fourth

11     Teck Resources Limited 2013 Fourth Quarter News Release

quarter. Capitalized stripping costs in the fourth quarter of 2013 were $31 million compared with $19 million a year ago.

The mill optimization project achieved substantial mechanical completion in the quarter and commissioning of the new flotation facility has commenced. Approximately 40% of the plant feed has been transferred to the new plant which is performing as expected, with the remainder of feed expected to transfer by early March. In addition, Highland Valley is planning to relocate one of the semi-mobile crushers in the Valley pit, with detailed engineering beginning in the first quarter of 2014. This sustaining capital project is expected to cost approximately $70 million and is expected to be complete by mid-2015.

Highland Valley Copper’s production in 2014 is expected to be in the range of 110,000 to 120,000 tonnes of copper. Molybdenum production in 2014 is expected to be in the range of 5 to 6 million pounds.

12     Teck Resources Limited 2013 Fourth Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Tonnes milled (000's)
Copper-only ore	8,447	8,619	32,468	32,160
Copper-zinc ore	4,074	3,133	14,571	14,323

	12,521	11,752	47,039	46,483
Copper (note 1)
Grade (%)	1.15	1.16	1.07	1.10
Recovery (%)	87.5	88.7	87.2	87.9
Production (000's tonnes)	130.2	121.6	443.0	446.8
Sales (000's tonnes)	136.9	131.3	436.2	448.3

Zinc (note 1)
Grade (%)	1.78	1.73	2.12	1.85
Recovery (%)	81.9	82.5	84.4	80.7
Production (000's tonnes)	58.8	44.4	260.4	219.0
Sales (000's tonnes)	64.6	62.9	256.9	229.2

Molybdenum
Production (million pounds)	2.5	2.7	10.0	12.1
Sales (million pounds)	2.9	2.4	9.9	13.5

Cost of sales (US$ millions)
Operating (note 2)	$196	$189	$652	$620
Distribution	$32	$29	$107	$109
Royalties (note 3)	$48	$54	$143	$206
Depreciation and amortization	$49	$75	$200	$168

Gross profit summary (our 22.5% share) ($ millions)
Before depreciation and amortization	$180	$191	$596	$682
Depreciation and amortization	(12)	(17)	(47)	(38)
After depreciation and amortization	$168	$174	$549	$644

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	Cost of sales in the fourth quarter of 2012 included a US$43 million one-time labour settlement charge.
(3)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

Our 22.5% share of Antamina’s gross profit decreased by $11 million before depreciation and amortization in the fourth quarter, primarily due to lower copper prices. In 2012, gross profit included a one-time $10 million (US$43 million – 100% basis) labour settlement charge.

13     Teck Resources Limited 2013 Fourth Quarter News Release

Mill throughput was 7% higher than the fourth quarter of 2012 at 136,000 tonnes per day, a quarterly record. The mix of mill feed in the fourth quarter was 67% copper-only ore and 33% copper-zinc ore, compared with 73% and 27%, respectively, in the same period a year ago. Copper production, on a 100% basis, rose by 8,600 tonnes compared with a year ago to a new quarterly record 130,200 tonnes. Zinc production increased to 58,800 tonnes from 44,400 tonnes in the same period a year ago primarily due to the higher amount of copper-zinc ore processed in the quarter.

Operating costs (100% basis) in the fourth quarter, before a one-time US$43 million labour settlement charge in 2012, increased to US$196 million, US$50 million higher than the fourth quarter of 2012, reflecting the higher throughput and sales volumes. Capitalized stripping costs were US$64 million (100% basis) in the fourth quarter compared with US$91 million in the same period of 2012.

Despite expected continued improvement in mill throughput rates, production in 2014 is expected to be significantly lower than 2013 as the mill feed will consist of lower grade ore, both from active mine phases and stockpiles, consistent with the mine plan. Antamina is a skarn deposit and grades can vary significantly depending on which phases of the open pit are being mined. A gradual return to higher production is expected after 2014 as grades improve.

Our 22.5% share of Antamina’s copper production in 2014 is expected to be in the range of 75,000 to 80,000 tonnes and our 22.5% share of zinc production is expected to be in the range of 40,000 to 45,000 tonnes.

14     Teck Resources Limited 2013 Fourth Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Tonnes placed (000's)
Heap leach ore	1,650	1,495	6,140	6,625
Dump leach ore	1,543	5,668	10,078	25,361

	3,193	7,163	16,218	31,986
Grade (TCu%) (note 1)
Heap leach ore	0.83	0.96	0.83	0.89
Dump leach ore	0.39	0.54	0.42	0.50

Production (000's tonnes)
Heap leach ore	9.8	9.3	31.6	39.5
Dump leach ore	6.3	5.0	24.6	22.9

	16.1	14.3	56.2	62.4

Sales (000's tonnes)	14.6	15.1	55.3	62.2

Cost of sales (US$ million)
Operating	$71	$108	$287	$377
Distribution	$1	$2	$6	$7
Depreciation and amortization	$41	$27	$114	$99

Gross profit (loss) summary ($ millions) (note 2)
Before depreciation and amortization	$36	$9	$121	$115
Depreciation and amortization	(44)	(26)	(118)	(99)
After depreciation and amortization	$(8)	$(17)	$3	$16

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

Despite lower copper prices, Quebrada Blanca’s gross profit before depreciation and amortization in the fourth quarter increased by $27 million primarily due to significantly improved operating costs.

Copper production increased by 13% compared with the same period a year ago and was significantly higher than the third quarter of 2013 primarily due to maintenance improvements and higher grades and throughput through the heap leach facilities. Production from the dump leach was also higher as previously placed material in inventory was irrigated to supplement production. As planned, the amount of dump leach ore placed and the associated grades continue to be significantly lower this year.

Operating costs decreased by US$37 million in the fourth quarter and by US$90 million in 2013 compared with 2012. The restructuring plan put in place for 2013 has been very successful in lowering the operating cost structure. Maximizing heap leach throughput and further cost

15     Teck Resources Limited 2013 Fourth Quarter News Release

reduction will continue to be a major focus as grades are expected to continue to gradually decline. Capitalized stripping costs in the fourth quarter were US$8 million compared with US$12 million a year ago. Depreciation expense rose in the fourth quarter as a result of increasing amortization of capitalized deferred stripping costs.

Work continues to progress on updating the permits for the existing facilities for the supergene operation with an anticipated mine life that has cathode production extending into 2020. Submission of the social and environmental impact assessment (“SEIA”) for the supergene facilities is anticipated in the second quarter of 2014.

Quebrada Blanca’s production in 2014 is expected to be in the range of 45,000 to 50,000 tonnes of copper cathode. Sales in the first quarter of 2014 are expected to be lower than production due to the recent port strikes in Chile.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Tonnes milled (000’s)	4,837	4,233	18,048	16,723
Copper
Grade (%)	0.48	0.54	0.48	0.52
Recovery (%)	88.6	87.1	87.7	86.8
Production (000’s tonnes)	20.6	19.7	76.8	75.8
Sales (000’s tonnes)	18.5	20.0	78.8	72.8

Gold (note 1)
Production (000’s ounces)	14.9	16.7	68.0	57.6
Sales (000’s ounces)	12.8	17.4	67.1	56.3

Copper cathode
Production (000’s tonnes)	1.4	0.8	4.4	4.0
Sales (000’s tonnes)	1.1	1.1	4.1	4.4

Cost of sales (US$ million)
Operating	$70	$94	$322	$341
Distribution	$8	$9	$30	$28
Depreciation and amortization	$24	$23	$91	$84

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$59	$72	$244	$227
Depreciation and amortization	(26)	(22)	(94)	(83)
After depreciation and amortization	$33	$50	$150	$144

(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.
(2)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

16     Teck Resources Limited 2013 Fourth Quarter News Release

The decrease in Carmen de Andacollo’s fourth quarter gross profit before depreciation and amortization was primarily due to lower realized copper prices and an 8% decline in sales volumes as a result of timing of shipments.

An increase in mill throughput and recoveries as a result of blasting and process improvement initiatives helped to increase copper production in the fourth quarter compared with a year ago, and offset a decline in the copper grades. Consistent with the mine plan, copper grades are expected to continue to decline in 2014 and future years. Further mill throughput improvement initiatives are anticipated to offset planned grade declines, although this is expected to place additional cost pressure on the operation.

Operating costs in the fourth quarter decreased by US$24 million to US$70 million compared with a year ago, partly due to the 8% decline in sales volumes and to lower energy costs. Capitalized stripping costs in the fourth quarter and last year were minimal.

Carmen de Andacollo’s production in 2014 is expected to be in the range of 65,000 to 75,000 tonnes of copper contained in concentrate and approximately 5,000 tonnes of copper cathode. Cathode production is currently planned until mid-2015, but further extensions could be possible depending on economics and ore sources available. We do not expect the recent port strikes in Chile to affect Carmen de Andacollo’s concentrate shipments in the first quarter of 2014.

Duck Pond (100%)

Duck Pond incurred an operating loss, before depreciation and amortization, of $2 million in the fourth quarter compared with gross profit of $15 million in the same period a year ago primarily as a result of lower copper prices in addition to substantially higher unit operating costs. Copper and zinc production in the fourth quarter were 3,700 tonnes and 3,200 tonnes, respectively, compared with 3,500 tonnes and 4,200 tonnes, respectively, last year. Copper and zinc sales in the fourth quarter were 5,400 tonnes and 4,600 tonnes, respectively, compared with 3,600 tonnes and 4,200 tonnes, respectively, last year.

Duck Pond’s production in 2014 is expected to be in the range of 14,000 to 16,000 tonnes of copper and approximately 15,000 tonnes of zinc.

After thorough exploration of the Lower Duck deposit, studies have concluded that an extension to the underground mine at depth is not economic. The current deposits being mined are expected to be exhausted in the first half of 2015, after which time the mine will be permanently closed. Closure and reclamation costs, which have been provided for, are estimated to be $10 million.

Copper Development Projects

Quebrada Blanca Phase 2

During the fourth quarter, detailed design for the Quebrada Blanca Phase 2 project continued with the level of engineering activities and associated costs being ramped down. A further slowdown in activities will continue in the first half of 2014. Certain commitments have been made by Quebrada Blanca in connection with the development of Quebrada Blanca Phase 2, including with respect to certain long-lead equipment and power purchase contracts. Quebrada

17     Teck Resources Limited 2013 Fourth Quarter News Release

Blanca is evaluating ways to manage its exposure in connection with these commitments in light of the permitting delays at Quebrada Blanca.

As previously announced, the permits for our existing facilities need to be updated before resubmission of the Phase 2 SEIA. Timing for resubmission of the Phase 2 SEIA will depend to some extent on progress on updating permits for the existing facilities.

Relincho

A feasibility study was completed in the quarter on our 100% owned Relincho project and concludes that developing a 173,000 tonnes-per-day concentrator and associated facilities would cost approximately US$4.5 billion (in August 2013 dollars, not including working capital or interest during construction) with an estimated mine life of 21 years based on mineral reserves.

The total mineral reserve and mineral resource estimates for the project, as at December 31, 2013, are set out in the tables below. Mineral resources are reported separately from and do not include that portion of mineral resources that are classified as mineral reserves.

Mineral Reserves

	Tonnes (000’s)	%Cu	%Mo
Proven	435,300	0.38	0.016
Probable	803,800	0.37	0.018
Total	1,239,100	0.37	0.017

Mineral Resources

	Tonnes (000’s)	%Cu	%Mo
Measured	79,900	0.27	0.009
Indicated	317,100	0.34	0.012
Inferred	610,800	0.38	0.013

Reserves have been reported within designed life of mine pits created during the feasibility study assuming US$2.80/lb copper and US$13.70/lb molybdenum prices with a mining cost of US$0.95 per tonne moved, a processing cost of US$9.13 per tonne milled, and with assumed metallurgical recoveries of 88.8% for copper and 47.2% for molybdenum.

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Estimated key project operating parameters are summarized in the following table.

	Years 2-6*	Life of Mine
Strip ratio (tonnes waste/tonnes ore)	1.28:1	1.28:1
Tonnes milled (nominal tonnes per day)	173,000	173,000
Copper grade (%Cu)	0.41%	0.37%
Molybdenum grade (%Mo)	0.018%	0.017%
Contained copper production (tonnes per annum)	228,000	207,000
Contained molybdenum production (tonnes per annum)	5,300	5,100
C1 cash costs (US$)**	1.53	1.72

* First five years at full production rate.
** C1 cash costs are presented after by-product credit assuming US$10.00 per pound of molybdenum.

Estimates of mineral reserves and resources have been prepared under the general supervision of Rodrigo Marinho, P.Geo., who is an employee of Teck and a qualified person for the purposes of National Instrument 43-101.

Given current economic conditions, no significant activities are planned for Relincho in 2014. We will work on optimization studies that will focus on capital and operating cost reductions and explore other ways to enhance the value of the project.

Other Copper Projects

A small technical work program at Galore Creek is planned for 2014 to incorporate the results of recent drilling activity and engineering studies, with no significant field activity planned. No significant work was done in the fourth quarter at Schaft Creek. Some engineering studies will continue, but no drilling activities are planned for 2014.

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COAL (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Production (000's tonnes)	6,667	6,358	25,622	24,652

Sales (000's tonnes)	6,480	6,422	26,911	23,989

Average sale price
US$/tonne	$142	$159	$149	$193
C$/tonne	$149	$157	$153	$194

Cost of sales (C$/tonne)
Operating	$55	$49	$51	$57
Transportation	$39	$41	$38	$37
Depreciation and amortization	$29	$20	$27	$21

Gross profit summary ($ millions)
Before depreciation and amortization	$352	$435	$1,729	$2,405
Depreciation and amortization	(185)	(131)	(722)	(513)
After depreciation and amortization	$167	$304	$1,007	$1,892

Gross profit before depreciation and amortization in the fourth quarter declined by $83 million compared with last year due primarily to lower coal prices and increased unit operating costs, which included a write-down of thermal coal inventory. The lower coal prices were partially offset by the effect of a stronger U.S. dollar and slightly higher sales volumes than in the same period in 2012.

Production in the fourth quarter was 6.7 million tonnes, or 5% higher than in the same period a year ago. The mines continue to effectively manage inventories and as a result of the increased global steel production and related demand for our products, production rates have increased throughout the year. Annual production of 25.6 million tonnes was about 1 million tonnes above 2012 production, and included record production of 5 million tonnes from our Greenhills operation following the successful expansion of the processing plant capacity. To align production rates with anticipated demand and effectively manage inventories, we plan to produce 26 to 27 million tonnes of coal in 2014 compared with our current capacity of 28 million tonnes.

Sales volumes of 6.5 million tonnes in the fourth quarter reflect continued demand for our coal products from customers in all market areas and were slightly ahead of levels a year ago. For the year, sales volumes of 26.9 million tonnes represent an all-time record for the coal operations, 2.9 million tonnes above 2012 and 1.9 million tonnes higher than the previous record in 2004. The largest growth areas were in the traditional markets of Asia, although we experienced strong sales growth across virtually all market areas.

Coal prices have been agreed with the majority of the quarterly contract customers for the first quarter of 2014 based on pricing of US$143 per tonne for the highest quality products, which is

20     Teck Resources Limited 2013 Fourth Quarter News Release

consistent with prices reportedly achieved by our competitors. The reduction in price versus the previous quarter is a reflection of the well-supplied market. We are continuing contract discussions with our customers and are also anticipating selling additional tonnage on the spot market, including to customers who have traditionally purchased the majority of their coal requirements on a quarterly pricing basis. Additional sales priced on a spot basis will reflect market conditions at the time the sale is concluded. We are expecting total sales for the first quarter of 2014 to be at least 6.3 million tonnes. Vessel nominations for quarterly contract shipments are determined by customers and final sales and average prices for the quarter will depend on timely arrival of vessels and the performance of our coal-loading facilities. In addition, first quarter sales levels can be affected by weather conditions on the west coast that affect the loading of vessels.

The cost of product sold in the fourth quarter, before a write-down of thermal coal inventories and transportation and depreciation charges, was $52 (US$50) per tonne or $3 per tonne higher than the $49 per tonne in the same period a year ago. Cost reduction initiatives focused on productivity improvement in mining, maintenance and processing operations as well as reducing input and overhead costs across the business unit. These initiatives continued to reduce unit costs, with costs in the quarter down $6 per tonne when compared with those from the first nine months of 2012 before our cost reduction program was put in place. However, the fourth quarter of 2012 was the first quarter of cost reduction initiatives for the coal business and when comparing the fourth quarter of 2013 to 2012, the effect of these initiatives were offset by the completion of maintenance activities originally planned for 2012 being moved to the fourth quarter of 2013, combined with higher energy prices and contractual labour rate increases.

In the current period, capitalized stripping costs were $112 million compared with $79 million last year. We expect our 2014 annual cost of product sold to be in the range of $55 to $60 per tonne (US$50 to US$54 based on current exchange rates), based on our current production plans, reflecting longer haul distances and higher fuel prices.

Transportation costs in the quarter were $39 per tonne, $2 per tonne lower compared with the same quarter a year ago, resulting primarily from selling less coal inclusive of ocean freight. The lower proportion of sales inclusive of ocean freight is a reflection of a broad-base increase in sales across most market areas where we sell coal. We expect our 2014 annual transportation costs to be approximately $38 to $42 per tonne.

Depreciation and amortization increased by $9 per tonne to $29 per tonne primarily due to the accumulation of capital assets being depreciated under the new capitalized stripping accounting policy. Also contributing to the increase were investments in capital equipment made during the year, which are now commissioned and operating at our sites. We expect depreciation and amortization expense to be approximately $29 per tonne in 2014.

We are continuing to proceed with detailed engineering work at the Quintette project so that we will be in a position to proceed with the reopening if market conditions are favorable. Production could commence within 14 months of a construction decision. We are currently executing a bulk sample program at the site which will be completed over the next six months to produce saleable coal for trial by potential customers.

21     Teck Resources Limited 2013 Fourth Quarter News Release

Elk Valley Water Management

Our Elk Valley Water Management program continued to progress throughout the fourth quarter. As we have previously communicated, in the course of mining we generate large quantities of rock that contains naturally occurring substances such as selenium. Water from both precipitation and runoff flows through rock piles and carries these substances into the local watershed. If present in high enough concentrations, those substances have the potential to adversely affect aquatic health. Although studies that we have commissioned have found no population-level effects on fish within the Elk Valley watershed to date, our research indicates that without additional measures, concentrations will increase over time to levels that may have ecological effects.

In February 2013, we submitted a draft valley-wide Selenium Management Action Plan to the British Columbia provincial government, which proposed draft selenium concentration targets for the Elk Valley watershed and a water management strategy including water diversion and treatment facilities in order to achieve those targets. While the provincial government did not adopt this plan, it led to an Area Based Management Plan Order in April 2013, which provided further clarity around the province’s requirements for a water quality plan and a regulatory framework in which water quality can be managed on a regional basis.

The Order calls for us to develop an Elk Valley Water Quality Plan (“Plan”) to address the effects of selenium as well as other substances released by mining activities throughout the watershed, assess the associated economic and social costs and benefits of treatment and establish the concentration targets and time frames required to stabilize and reduce levels of these substances over the short, medium and long term. The Plan will be informed by scientific advice received from a Technical Advisory Committee chaired by the B.C. Ministry of Environment and including representatives from Teck, the U.S. Environmental Protection Agency, State of Montana, Ktunaxa First Nation, other provincial and federal agencies and an independent scientist. The Plan is now being developed and is expected to be complete and submitted to the B.C. Ministry of Environment in the third quarter of 2014.

While the previous draft valley-wide Selenium Management Action Plan contemplated total capital spending over the next five years of up to $600 million on the installation of water diversion and treatment facilities, the estimated capital and operating costs of implementing the Elk Valley Water Quality Plan are not yet known. The final costs will depend on the water quality targets established in the Plan, as well as the technologies applied to manage selenium and other substances. The initial cost estimate in the previous Plan assumed the application of biological treatment technology, which is currently being installed in the water treatment plant under construction at our Line Creek operation. This facility is progressing satisfactorily towards expected commissioning in the second quarter of 2014. We are actively investigating alternative technologies with the potential to reduce treatment costs while ensuring water quality objectives are met.

Our work on the Plan is expected to result in revised cost estimates in the third quarter of 2014. We expect that, in order to maintain water quality, water treatment will need to continue for an indefinite period after mining operations end. Our ongoing work could reveal technical issues or advances associated with potential treatment technologies which could substantially increase or decrease both capital and operating costs associated with water quality management. Delays in obtaining approval of the Plan could result in consequential delays in permitting new mining areas, which would limit our ability to maintain or increase coal production in accordance with

22     Teck Resources Limited 2013 Fourth Quarter News Release

our long term plans. If this were to occur, the potential shortfall in future production could be material.

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Metal production
Zinc (000's tonnes)	68.9	67.2	290.1	284.2
Lead (000's tonnes)	20.9	23.5	86.4	87.9
Silver (million ounces)	6.3	6.7	22.8	22.9

Metal sales
Zinc (000's tonnes)	73.1	67.1	294.1	287.4
Lead (000's tonnes)	21.6	23.4	85.2	88.3
Silver (million ounces)	6.2	6.7	22.5	22.9

Cost of sales ($ millions)
Concentrates	$274	$346	$1,145	$1,239
Operating	$95	$103	$386	$461
Distribution	$26	$25	$108	$106
Depreciation and amortization	$13	$12	$51	$50

Gross profit summary ($ millions)
Before depreciation and amortization	$33	$25	$112	$59
Depreciation and amortization	(13)	(12)	(51)	(50)
After depreciation and amortization	$20	$13	$61	$9

Gross profit at Trail, before depreciation and amortization, increased by $8 million compared to the same quarter last year due to higher zinc sales volumes, reduced operating costs, and the effect of the stronger U.S. dollar, partially offset by lower prices.

Zinc production was higher in the current quarter due to better roaster throughput and improved operating efficiencies. KIVCET throughput was negatively affected by a series of production interruptions which resulted in lower lead and silver production in the current quarter compared with a year ago.

Operating costs in the fourth quarter were the same as a year ago after excluding a one-time $59 million labour settlement charge in 2012, of which $8 million was charged to the fourth quarter. Operating costs on an annual basis were lower in 2013 primarily due to the one-time labour settlement charge incurred in 2012. The cost of concentrate purchases in the fourth

23     Teck Resources Limited 2013 Fourth Quarter News Release

quarter was lower than a year ago due to lower metal prices, especially for silver, and to lower lead and silver production levels.

Construction continued on the new acid plant, which is replacing an aging facility and is expected to lower emissions. Fourth quarter spending was $28 million bringing the total spending on the project to $112 million.

On January 28, 2014, up to 25 cubic meters of a high pH solution was discharged to a domestic sewer line that goes to the Regional District sewage treatment plant. There is not expected to be any long-term effects on fish or the environment as a result of the discharge. We are conducting a full investigation and additional operational safeguards have already been implemented.

Trail’s production in 2014 is expected to be in the range of 280,000 to 290,000 tonnes of refined zinc, 82,000 to 87,000 tonnes of refined lead and 22 to 25 million ounces of silver.

Upper Columbia River Basin (Lake Roosevelt)

Teck American Inc. (“TAI”) continues studies under the 2006 settlement agreement with the U.S. EPA to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (“TML”) in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) for response costs, the amount of which will be determined in a subsequent phase of the case.

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from TML for environmental response costs, and, in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of Plaintiffs.

A hearing with respect to liability in connection with air emissions and past response costs is now expected to take place in December 2015 and a subsequent hearing, with respect to claims for natural resource damages and assessment costs, is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.

24     Teck Resources Limited 2013 Fourth Quarter News Release

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Tonnes milled (000's)	985	1,001	3,853	3,576

Zinc
Grade (%)	17.2	18.1	17.0	18.2
Recovery (%)	83.9	78.6	84.0	81.3
Production (000's tonnes)	141.9	142.3	551.3	529.1
Sales (000's tonnes)	147.3	188.5	504.1	509.6

Lead
Grade (%)	3.9	4.6	3.9	4.6
Recovery (%)	66.5	57.5	64.9	57.7
Production (000's tonnes)	25.4	26.3	96.7	95.4
Sales (000's tonnes)	40.4	49.2	100.2	95.6

Cost of sales (US$ millions)
Operating	$77	$94	$214	$212
Distribution	$35	$41	$106	$107
Royalties (NANA)	$51	$73	$120	$137
Depreciation and amortization	$14	$16	$53	$56

Gross profit summary ($ millions)
Before depreciation and amortization	$109	$170	$418	$440
Depreciation and amortization	(15)	(17)	(54)	(56)
After depreciation and amortization	$94	$153	$364	$384

Red Dog’s gross profit in the fourth quarter, before depreciation and amortization, decreased by $61 million compared with the same period a year ago primarily due to a 22% decrease in sales volumes of zinc as a result of the timing of shipments. Shipments were higher than normal in the fourth quarter of 2012 when poor weather in the third quarter deferred shipments to the fourth

25     Teck Resources Limited 2013 Fourth Quarter News Release

quarter. In addition, in 2013 certain customers that drew from consignment inventories deferred delivery of zinc from the fourth quarter of 2013 to the first quarter of 2014.

Annual mill throughput was a record at 3.85 million tonnes in 2013 and combined with improved recoveries, zinc production was 4% above last year. Softer, favorable ore types accounted for the record mill throughput and improved recoveries compared with 2012.

Operating costs in the fourth quarter of US$77 million decreased in relation to the lower sales volumes in the period. Capitalized deferred stripping costs were US$16 million in the fourth quarter of 2013 compared with US$11 million in the fourth quarter of 2012.

Offsite zinc inventory available for sale from January 1, 2014 to the beginning of the 2014 shipping season total 274,000 tonnes (2013 - 218,000 tonnes) of contained metal. Zinc sales volumes in the first quarter of 2014 are estimated to be approximately 136,000 tonnes of contained metal. All offsite lead inventories have been sold as of the end of 2013.

Red Dog’s production of contained metal in 2014 is expected to be in the range of 500,000 to 525,000 tonnes of zinc and 95,000 to 100,000 tonnes of lead.

ENERGY

Fort Hills Project

In October 2013, we and our partners Suncor Energy Inc. (“Suncor”) and Total E&P Canada Ltd. (“Total”) announced that we are proceeding with the construction of the Fort Hills oil sands project. The Fort Hills partnership has three limited partners: Suncor (40.8%), Total (39.2%) and Teck (20%). An affiliate of Suncor is the developer and operator of the Fort Hills project under an operating services contract. The project is scheduled to produce first oil as early as the fourth quarter of 2017 and achieve 90% of its planned production capacity of 180,000 barrels per day of bitumen within 12 months. Our share of production is expected to be 36,000 barrels per day, or 13 million barrels per year, of bitumen. Construction is on budget and progressing substantially in accordance with the project schedule.

Based on Suncor’s project cost estimates, our portion of the fully-escalated capital investment in Fort Hills from the date of project sanction is estimated at approximately $2.94 billion over four years (2014-2017), including remaining earn-in commitments of $240 million. The gross overall project costs to all partners since the project restart in 2011 are estimated by Suncor at a capital intensity of approximately $84,000 per flowing barrel of bitumen, within the range of similar recent oil sands projects.

Our share of Fort Hills spending in 2013, including our ongoing earn-in commitments, was $298 million. Suncor has indicated a 2014 planned project spending of $3.16 billion, of which our share would be $850 million, including our earn-in commitment.

As a result of changes made to the agreements governing the project, we are accounting for Fort Hills by recording our share of the assets, liabilities, revenues, expenses and cash flows effective October 30, 2013. Prior to that date, we accounted for our investment in Fort Hills using the equity method.

26     Teck Resources Limited 2013 Fourth Quarter News Release

Frontier Energy Project

The project has been designed for a total nominal production of approximately 277,000 barrels per day of bitumen.

In November 2011, the Frontier project application was submitted to regulators. We have subsequently responded to two rounds of supplemental information requests and review of the application continues. The cumulative federal review period is estimated to be approximately two years, making 2015 the earliest an approval decision and receipt of required permits is expected.

An exploration program is planned at Frontier in the winter of 2014 to provide additional data to support the regulatory review process and ongoing engineering work.

Wintering Hills Wind Power Facility

During 2013, our share of the power generation from Wintering Hills was 85 GWhs. Expected power generation in 2014 is dependent on weather conditions and the anticipated 85 GWhs of power generated will result in approximately 55,000 tonnes of CO2 equivalent offsets.

OTHER COSTS AND EXPENSES

Other operating expense, net of other income, was $80 million in the fourth quarter compared with $54 million in the fourth quarter of 2012. Fourth quarter expenses in 2013 included $9 million in share-based compensation expense, $23 million of provisions for our closed properties and $14 million of losses on operating assets. Positive pricing adjustments in the fourth quarter were $10 million compared with $20 million of negative price adjustments in the fourth quarter of 2012.

During the quarter we completed our annual testing of goodwill for impairment and tested other operating assets where indicators of possible impairment indicators existed. Our tests, using our expectations of long term prices and market discount rates, did not indicate any impairments. Long term commodity price assumptions are based on internal forecasts, which are based on a number of factors, including forward curve in the near-term, and are bench marked with external sources of information including information published by our peers, to ensure they are within the range of values used by market participants.

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The table below outlines our outstanding receivable positions, which were provisionally valued at September 30, 2013 and our receivable positions provisionally valued at, December 31, 2013.

	Outstanding at		Outstanding at
	September 30, 2013		December 31, 2013
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	138	3.31	135	3.35
Zinc	224	0.86	109	0.94

Financing expenses were $81 million in the fourth quarter compared with $102 million a year ago as changes in the joint venture agreement resulted in the requirement to capitalize interest in respect of our interest in the Fort Hills project.

In the fourth quarter our non-operating income was $40 million, which was mainly comprised of gains on the sale of marketable securities. This compares with non-operating expense of $314 million in the fourth quarter of 2012, which primarily consisted of a $313 million charge on the redemption of the final portion of our high-yield notes.

Income and resources taxes for the fourth quarter were $134 million, or 36% of pre-tax profits, which is higher than the Canadian statutory income tax rate of 26%. The effective higher rate is due mainly to the effect of resource taxes and higher tax rates in foreign jurisdictions. Because of available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

Subsequent to year end, the Canada Revenue Agency proposed that most of the gains realized in 2008 on the sale of our 19.95% interest in Fording Canadian Coal Trust at the time of our acquisition of the Trust’s assets should be taxed as income rather than capital gains. Although management remains confident that the gains were capital gains, the Canada Revenue Agency may nonetheless raise assessments on this basis. There can be no assurance that such assessments would not be upheld in whole or in part, in which case up to approximately $900 million of additional income for tax purposes would reduce our existing tax pools resulting in an additional deferred tax liability of $235 million. In addition, cash interest of up to approximately $50 million could be due.

OPERATING CASH FLOW, FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $636 million in the fourth quarter compared with $862 million a year ago, with the reduction primarily a result of the effect of lower prices for our products.

Changes in non-cash working capital items contributed $133 million of cash in the fourth quarter compared with $49 million in the same period a year ago. The decrease in working capital was mainly due to the seasonal drawdown of Red Dog’s product inventories and timing of payment of trade accounts payable.

Expenditures on property, plant and equipment were $541 million in the fourth quarter and included $243 million on sustaining capital, $117 million on major enhancements and $181

28     Teck Resources Limited 2013 Fourth Quarter News Release

million for new mine development. The largest component of sustaining expenditures was $90 million at our coal operations. Major enhancements included $90 million at Highland Valley Copper for the mill optimization project and $14 million at our existing coal operations. New mine development included $57 million for Quebrada Blanca Phase 2, $12 million at Relincho, $35 million for Quintette and $60 million at Fort Hills. Capitalized production stripping costs, excluding capitalized depreciation, were $185 million in the fourth quarter compared with $151 million a year ago.

During the fourth quarter we received proceeds of $498 million on the sale of marketable securities for a gain of $42 million.

We have committed and unused bank credit facilities aggregating US$2.0 billion maturing in 2018.

OUTLOOK

We continue to experience volatile markets for our products and prices for some of our products have declined significantly. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business. Demand for our products, particularly coal, remains strong. However, new sources of supply have put downward pressure on coal prices. While we believe that the longer term fundamentals for steelmaking coal, copper and zinc are favorable, the recent weakness in some of these markets may well persist for some time. We are also significantly affected by foreign exchange rates. The Canadian dollar has fallen significantly against the U.S. dollar to date in 2014 and this has had a positive effect on the profitability of our Canadian operations. It will, to a lesser extent, put upward pressure on a portion of our operating costs and capital spending.

We have committed to spending an estimated $2.94 billion over the next four years on the development of the Fort Hills oil sands project which will consume a significant portion of our cash resources. In the meantime, the Company’s financial position is strong. We are taking further steps to manage our capital spending profile and we continuously monitor all aspects of our cost reduction program, our capital spending and key markets as conditions evolve in order to be in a position to take whatever actions may be appropriate.

Commodity Prices and 2014 Production

Commodity prices are a key driver of our profit. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole. We are starting to see improvements in global economic conditions and believe that over the longer term the industrialization of emerging market economies will continue to be a major positive factor in the future demand for commodities. Therefore, we believe that the long term price environment for the products that we produce and sell remains favourable.

29     Teck Resources Limited 2013 Fourth Quarter News Release

Based on our expected 2014 mid-range production estimates and a Canadian/U.S. dollar exchange rate of $1.10, the sensitivity of our annual profit attributable to shareholders to the indicated changes in commodity prices, before pricing adjustments and the U.S. dollar exchange rate is as follows:

	2014
	Mid-Range		Effect of
	Production		Change	Effect on
	Estimates	Change	On Profit	EBITDA

Coal (000’s tonnes)	26,500	US$1/tonne	$19 million	$29 million
Copper (tonnes)	330,000	US$0.01/lb	$5 million	$7 million
Zinc (tonnes)	855,000	US$0.01/lb	$7 million	$10 million
US$ exchange		CAD$0.01	$40 million	$62 million

(1)	The effect on our profit attributable to shareholders of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.
(2)	Zinc includes 285,000 tonnes of refined zinc and 570,000 tonnes of zinc contained in concentrates.
(3)	All production estimates are subject to change based on market and operating conditions.

Foreign exchange translation gains and losses on our U.S. dollar denominated debt arising from exchange rate fluctuations are not expected to have a significant effect on our 2014 profit as our U.S. dollar debt is expected to be designated as a hedge against our investments in U.S. dollar denominated foreign operations.

Copper and zinc prices, to date in 2014, are trading similar to 2013 average prices. Coal prices continue to be weak. The fluctuations in the Canadian/U.S. dollar exchange rate can have a significant effect on our profit and financial position. The Canadian dollar, to date in 2014, has averaged approximately $1.10 against the US dollar compared with $1.03 on average for 2013.

Our copper production for 2014 is expected to be in the range of 320,000 to 340,000 tonnes compared with 364,000 tonnes produced in 2013. The lower expected production is a result of lower production from Quebrada Blanca with less dump leach production and from Antamina as the mine enters a period of significantly lower grades consistent with the mine plan. Antamina is expected to gradually increase production after 2014 as grades improve which together with higher production from Highland Valley Copper, is expected to offset declines from the closure of Duck Pond and lower grades at Quebrada Blanca and Carmen de Andacollo. We expect our copper cash unit costs in 2014, before and after by-product credits, to be in the range of US$2.00 to US$2.20 per pound and US$1.70 and US$1.90 per pound, respectively.

Our coal production in 2014 is expected to be in the range of 26 to 27 million tonnes. Our actual production will depend primarily on customer demand for deliveries of steelmaking coal. Depending on market conditions and the sales outlook, we may adjust our production plans. We have the flexibility to devote additional resources to pre-stripping in these circumstances. Our current production capacity is approximately 28 million tonnes, but our actual production will ultimately depend on the demand from our customers. Our plan for 2014 includes a significant increase in the average waste haul distance for our coal operation, which will have a significant effect on unit costs and this trend will continue in 2015.

Our zinc in concentrate production in 2014 is expected to be in the range of 555,000 to 585,000 tonnes compared with 623,000 tonnes in 2013 as Red Dog’s production is expected to

30     Teck Resources Limited 2013 Fourth Quarter News Release

decrease by approximately 25,000 tonnes, and our share of Antamina is expected to decline by 15,000 tonnes. Refined zinc production from our Trail metallurgical complex in 2014 is expected to be in the range of 280,000 to 290,000 tonnes compared with 290,000 tonnes in 2013.

Capital Expenditures

Our forecast of approved capital expenditures, including $700 million of capitalized production stripping costs, for 2014 is expected to be approximately $2.6 billion and is summarized in the following table:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Capitalized Stripping	Total

Copper	$235	$100	$120	$255	$710
Coal	215	70	25	415	725
Zinc	150	-	15	30	195
Energy	-	-	955	-	955
Corporate	20	-	-	-	20
	$620	$170	$1,115	$700	$2,605

These amounts do not include expenditures on new mine development projects which have not received board approval and which would be incurred should those projects proceed.

Major enhancement projects in 2014 include: $70 million for the completion of Highland Valley’s mill optimization project and $70 million at our coal operations. New mine development in 2014 includes $100 million for Quebrada Blanca Phase 2, $25 million for Quintette, $850 million for Fort Hills and $105 million for our Frontier oil sands project.

The amount and timing of actual capital expenditures is also dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. We may change capital spending plans for the balance of this year and next, depending on commodity markets, our financial position, results of feasibility studies and other factors.

Foreign Exchange and Debt Revaluation

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2013, all of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on our designated U.S. dollar debt are recorded in other comprehensive income.

31     Teck Resources Limited 2013 Fourth Quarter News Release

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2013				2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,376	$2,524	$2,152	$2,330	$2,730	$2,505	$2,561	$2,547

Gross profit	546	597	582	701	825	827	880	992

EBITDA*	766	815	670	902	653	861	933	848

Profit (note 1)	232	267	143	319	200	256	354	258

Earnings per share	$0.40	$0.46	$0.25	$0.55	$0.34	$0.44	$0.60	$0.44

Cash flow from operations	769	656	690	763	911	729	965	813

(1)	Attributable to shareholders of the company.

OUTSTANDING SHARE DATA

As at February 12, 2014 there were 566.9 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were 8.3 million director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2012 year-end financial statements.

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”). This document refers to gross profit before depreciation and amortization, EBITDA, adjusted profit, adjusted earnings per share, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (“GAAP”) in the United States.

Gross profit before depreciation and amortization is gross profit with depreciation and amortization added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. For adjusted profit, we

*	This is a non-GAAP financial measure. See “Use Of Non-GAAP Financial Measures” for more information.

32     Teck Resources Limited 2013 Fourth Quarter News Release

adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgement are not indicative of our normal operating activities or do not necessarily occur on a regular basis. Adjusted earnings per share is calculated by dividing the adjusted profit amount by our reported weighted average shares outstanding. We believe that disclosing these measures assist readers in understanding the cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio takes net debt and divides that by the sum of net debt plus total equity. These measures are disclosed as we believe they provide readers with information that allows them to assess our potential financing needs and capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by different issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated costs and production at our business units and individual project and operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), the expected timing of the submission of the SEIA for the Quebrada Blanca supergene facilities, statements under the heading “Copper Development Projects,” the mine life, capital cost and timing of first oil from the Fort Hills Project, the start-up date of new acid plant at Trail and water treatment plant at Line Creek, timing of the stages of the Frontier project review process anticipated capital expenditures and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market

33     Teck Resources Limited 2013 Fourth Quarter News Release

competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction and production schedules may be adjusted by our partners.

Statements concerning future production costs or volumes, and the sensitivity of the company’s profit to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2012, filed on SEDAR and on EDGAR under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2013 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, February 13, 2014. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

34     Teck Resources Limited 2013 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
(CAD$ in millions, except for share data)	2013	2012	2013	2012

Revenues	$2,376	$2,730	$9,382	$10,343

Cost of sales	(1,830)	(1,905)	(6,956)	(6,819)

Gross profit	546	825	2,426	3,524

Other operating expenses
General and administration	(31)	(42)	(129)	(137)
Exploration	(20)	(8)	(86)	(102)
Research and development	(8)	(5)	(18)	(19)
Other operating income (expense) (Note 1)	(80)	(54)	(216)	(24)

Profit from operations	407	716	1,977	3,242

Finance income	10	19	13	33
Finance expense (Note 2)	(81)	(102)	(339)	(510)
Non-operating income (expense) (Note 3)	40	(314)	(6)	(848)
Share of (losses) income of associates	1	(1)	(2)	(10)

Profit before tax	377	318	1,643	1,907

Provision for income and resource taxes	(134)	(101)	(633)	(767)

Profit for the period	$243	$217	$1,010	$1,140

Profit attributable to:
Shareholders of the company	$232	$200	$961	$1,068
Non-controlling interests	11	17	49	72

Profit for the period	$243	$217	$1,010	$1,140
Earnings per share
Basic	$0.40	$0.34	$1.66	$1.82

Diluted	$0.40	$0.34	$1.66	$1.82

Weighted average shares outstanding (millions)	576.2	584.1	578.3	585.5

Shares outstanding at end of period (millions)	576.3	582.3	576.3	582.3

35     Teck Resources Limited 2013 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2013	2012	2013	2012

Operating activities
Profit	$243	$217	$1,010	$1,140
Adjustments for:
Depreciation and amortization	329	269	1,233	983
Provision for deferred income and resource taxes	9	8	106	250
Share of losses of associates	(1)	1	2	10
Gain on sale of investments and assets	(43)	(2)	(43)	(53)
Unrealized gains on derivatives	-	(1)	-	(114)
Foreign exchange loss (gains)	(2)	(1)	12	24
Loss on debt repurchase	-	313	-	965
Finance expense	81	102	339	510
Other	20	(44)	(16)	(30)

	636	862	2,643	3,685
Net change in non-cash working capital items	133	49	235	(267)
	769	911	2,878	3,418
Investing activities
Property, plant and equipment	(541)	(572)	(1,858)	(1,700)
Capitalized production stripping costs	(185)	(151)	(744)	(732)
Financial investments and other assets	(47)	(67)	(325)	(326)
Acquisition of SilverBirch Energy Corporation	-	-	-	(432)
Proceeds from the sale of investments and other assets	498	14	502	51

	(275)	(776)	(2,425)	(3,139)
Financing activities
Issuance of debt	-	37	-	2,767
Repayment of debt	(15)	(693)	(39)	(3,027)
Debt interest paid	(31)	(59)	(355)	(428)
Issuance of Class B subordinate voting shares	-	1	1	2
Purchase and cancellation of Class B subordinate voting shares	-	(123)	(176)	(129)
Dividends paid	-	-	(521)	(469)
Distributions to non-controlling interests	(4)	(11)	(38)	(50)

	(50)	(848)	(1,128)	(1,334)

Effect of exchange rate changes on cash and cash equivalents	78	50	180	(83)

Increase (decrease) in cash and cash equivalents	522	(663)	(495)	(1,138)

Cash and cash equivalents at beginning of period	2,250	3,930	3,267	4,405

Cash and cash equivalents at end of period	$2,772	$3,267	$2,772	$3,267

36     Teck Resources Limited 2013 Fourth Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	December 31,	December 31,
(CAD$ in millions)	2013	2012

ASSETS

Current assets
Cash and cash equivalents	$2,772	$3,267
Current income and resource taxes receivable	71	141
Trade accounts receivable	1,232	1,285
Inventories	1,695	1,783
	5,770	6,476

Financial and other assets	746	973
Investments in associates	24	828
Property, plant and equipment	27,811	24,937
Deferred income and resource tax assets	164	204
Goodwill	1,668	1,637
	$36,183	$35,055
LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,784	$1,468
Dividends payable	259	262
Current income and resource taxes payable	61	55
Debt	59	35

	2,163	1,820

Debt	7,664	7,160
Deferred income and resource tax liabilities	5,908	5,581
Retirement benefit obligations	479	760
Other liabilities and provisions	1,158	1,470

Equity
Attributable to shareholders of the company	18,597	18,075
Attributable to non-controlling interests	214	189
	18,811	18,264
	$36,183	$35,055

37     Teck Resources Limited 2013 Fourth Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2013	2012	2013	2012

Pricing adjustments	$10	$(20)	$(62)	$45
Share-based compensation	(9)	(23)	(22)	(34)
Environmental costs	(14)	(6)	(27)	(10)
Social responsibility and donations	(9)	-	(30)	(5)
Gain (loss) on operating assets	(14)	(2)	(33)	24
Care and maintenance	(2)	(3)	(10)	(12)
Commodity derivatives	(1)	4	2	-
Provision for closed properties	(23)	14	1	(1)
Other	(18)	(18)	(35)	(31)

	$(80)	$(54)	$(216)	$(24)

2.	FINANCE EXPENSE

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2013	2012	2013	2012

Debt interest	$92	$95	$358	$427
Discount and financing fee amortization	2	1	6	13
Less capitalized borrowing costs	(45)	(26)	(134)	(43)

	49	70	230	397
Net interest expense on retirement benefit plans	8	11	29	34
Decommissioning and restoration provision accretion	19	16	69	67
Other	5	5	11	12

	$81	$102	$339	$510

38     Teck Resources Limited 2013 Fourth Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.	NON-OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2013	2012	2013	2012

Gain on sale of investments	$42	$5	$42	$29
Provision for marketable securities	(1)	(7)	(32)	(7)
Foreign exchange gains (losses)	2	1	(12)	(24)
Other derivative gains (losses)	(2)	-	(2)	119
Debt repurchase and financing costs	-	(313)	-	(965)
Other	(1)	-	(2)	-

	$40	$(314)	$(6)	$(848)

39     Teck Resources Limited 2013 Fourth Quarter News Release